UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 12, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
September 12, 2007
METHANEX COMPLETES ACQUISITION OF 20% INTEREST IN CHINA DME VENTURE
Methanex Corporation announced today that it has purchased a 20% interest in a DME production and marketing company from China’s XinAo Group for a purchase price of US$5.4 million, representing an investment in a 200,000 tonne per annum dimethyl ether (DME) plant near Shanghai. This plant is the first phase in XinAo’s plans to potentially build up to a one million tonne per annum DME complex on the site. Through its interest in the company, Methanex has the ability to participate in future phases of the project. Construction of the phase-one plant has already commenced and is expected to be operational by November 2007. Under a separate arrangement announced last November, Methanex will supply up to 300,000 tonnes per annum of methanol for the production of DME at the phase-one plant.
DME, which is produced from methanol, can be blended by up to 15%-25% with liquefied petroleum gas (LPG) and used for household cooking and heating. DME can also be used as a clean burning substitute for diesel in transportation and as a clean fuel for power generation.
Methanex’s President and CEO, Bruce Aitken, commented, “We are delighted with this exciting investment in the DME market, an emerging industry offering significant demand potential for our core methanol business. We are also very pleased to be entering into this project with XinAo Group, a first mover in the DME business and an established clean energy distribution company with an existing portfolio of commercial and residential customers in China.”
Mr. Aitken added, “Our first investment in the DME market will give us considerable insight into the DME industry and help us evaluate the potential for further growth opportunities in China and other countries around the world.”
XinAo Group Chairman Wang Yusuo, commented, “We are pleased to have Methanex as a partner as we establish and grow our position in the DME business. We are optimistic about the growth prospects of the DME market in China over the next few years, as it is an economical, clean energy source recognized by the Chinese government as an important alternative energy source in the future.”
XinAo Group is a private company which is focused on building a growing industrial portfolio consisting of energy development, energy chemicals, energy trade and distribution. XinAo Group owns controlling interests in XinAo Gas, which is a publicly-traded company on the Hong Kong Stock Exchange.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Investor Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
T: +1 604 661 2600